August 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Karina Dorin

Re:	CM Life Sciences, Inc.
Registration Statement on Form S-1
Filed August 14, 2020, as amended
File No. 333-246251

Dear Ms. Dorin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of CM Life Sciences, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated August 24, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

JEFFERIES LLC
as Representative of the Several Underwriters

JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director